Exhibit 99.1

Afya Limited Provides Business Update Relating to COVID-19 Outbreak

March 17, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), in light of the recent developments of the Coronavirus (COVID-19) pandemic, informs shareholders and the market of the measures the company is taking to mitigate any potential impact to students and employees.

Afya has created an executive committee to address the challenges of COVID-19, which is closely monitoring the outbreak and ensuring that the company complies with guidance from both the Ministry of Health and Ministry of Education.

Based on the experiences of other countries, Brazilian authorities are working to slow down the spread of the virus and to decrease the potential number of infected persons at the peak of the outbreak. In addition to initiatives to curb gatherings of large groups of people in closed environments, authorities have been mandating the temporary interruption of educational activities, implemented at different times for different locations, in order to optimize the impact of the initiative and minimize its economic consequences. Since accurate information and well-coordinated actions are critical elements of an effective response to the situation, Afya is strictly following the guidance from the appropriate national and local authorities.

For now, authorities have decreed mandatory temporary interruptions of educational activities in locations where one of our undergraduate and some of medical specialization operations are located. However, other similar decrees are likely to materialize in the near term. Consequently, Afya is proactively interrupting all on-campus activities, effective as of today until March 23, 2020. Following this period, Afya will resume its education activities with a temporary online solution for all students and reorganize the schedule of practical activities in order to avoid any significant impact on the academic calendar of the first semester of 2020.

Mindful of all medical students in Brazil, including non-Afya students, we are also sensitive to the interruption of their studies. Accordingly, we are releasing temporary access to our digital platform – MedCel – free of charge for other medical education institutions over the next two months, extendable for the duration of the pandemic. With this initiative, we hope to help other public and private medical schools to minimize the impact of the pandemic on their students.

For other employees, Afya has already implemented a new policy and secured additional infrastructure for home office work. We are also monitoring members showing potential COVID-19 symptoms and ensuring they receive appropriate medical attention and observe the recommended quarantine.

Finally, the Company notes that over 60% of its campuses are located in the north and northeast regions of Brazil, where the Ministry of Health has so far confirmed only 3.5% of cases of COVID-19 in Brazil. We have successfully concluded most of our admissions cycle for 1H20 and our education services may remain on schedule if the impact of COVID-19 remains within the scope discussed above. While we are quite aware of the uncertainties created by COVID-19, we remain confident in our strategy, in the financial robustness of our business and in Afya’s contribution of high quality medical professionals who will help our society to overcome COVID-19 and other future challenges.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br